Upstander Eats, INC (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

Upstander Eats, INC
Balance Sheet

Balance Sheet

As of December 31, 2023

	JAN - DEC 2022	JAN - DEC 2023
ASSETS		
Current Assets		
Bank Accounts		
Ampla Checking Acc(3024)	9,983.85	0.49
Checking (3807) - INC Account		4,647.04
Checking (5302) LLC Account	4,411.16	1,397.69
PayPal Bank	0.00	868.39
Total Bank Accounts	**$14,395.01**	**$6,913.61**
Accounts Receivable		
Accounts Receivable (A/R)	41,333.63	46,337.01
Total Accounts Receivable	**$41,333.63**	**$46,337.01**
Other Current Assets		
Finished Goods Inventory	20,293.63	41,259.89
Inventory in Progress	40,723.68	82,908.34
Co-Packer	0.00	0.00
Freight In	0.00	27,595.78
Packaging	0.00	0.00
Raw Materials	0.00	0.00
Supplies & Materials - Inventory	0.00	0.00
Total Inventory in Progress	**40,723.68**	**110,504.12**
Undeposited Funds	0.00	0.00
Total Other Current Assets	**$61,017.31**	**$151,764.01**
Total Current Assets	**$116,745.95**	**$205,014.63**
Fixed Assets		
Fixed Asset - Equipment	0.00	0.00
Total Fixed Assets	**$0.00**	**$0.00**
TOTAL ASSETS	**$116,745.95**	**$205,014.63**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	56,051.23	23,688.50
Total Accounts Payable	**$56,051.23**	**$23,688.50**
Credit Cards		
Amex Credit Card	8,109.67	5,756.09
Citi Credit Card	10,834.02	918.97
Total Credit Cards	**$18,943.69**	**$6,675.06**
Other Current Liabilities		
Ampla LOC	23,507.15	0.00
On-Deck Capital Line of Credit	13,165.93	0.00
Unearned Revenue - Gift Cards	2,256.04	2,476.04
Total Other Current Liabilities	**$38,929.12**	**$2,476.04**
Total Current Liabilities	**$113,924.04**	**$32,839.60**
Total Liabilities	**$113,924.04**	**$32,839.60**
Equity		
Capital Investments	75,000.00	430,000.00
Owner's Investment	239,686.40	297,174.49
Owner's Pay & Personal Expenses	0.00	-2,309.48
Retained Earnings	-223,592.35	-311,864.49
Net Income	-88,272.14	-240,825.49
Total Equity	**$2,821.91**	**$172,175.03**
TOTAL LIABILITIES AND EQUITY	**$116,745.95**	**$205,014.63**

Upstander Eats, INC
Profit and Loss

Profit and Loss
January 2022 - December 2023

	JAN - DEC 2022	JAN - DEC 2023	TOTAL
Income			
PayPal Sales	0.00		$0.00
Sales	1,012,908.00	408,790.30	$1,421,698.30
Discounts	-4,864.34	-21,642.98	$ -26,507.32
Returns, Refunds & Spoils	-7,037.54	-5,602.29	$ -12,639.83
Total Sales	**1,001,006.12**	**381,545.03**	**$1,382,551.15**
Unapplied Cash Payment Income	-64.94		$ -64.94
Total Income	**$1,000,941.18**	**$381,545.03**	**$1,382,486.21**
Cost of Goods Sold			
Cost of Goods Sold	599,619.30	245,767.87	$845,387.17
Total Cost of Goods Sold	**$599,619.30**	**$245,767.87**	**$845,387.17**
GROSS PROFIT	**$401,321.88**	**$135,777.16**	**$537,099.04**
Expenses			
Advertising & Marketing	21,394.08	3,086.87	$24,480.95
Contractors	40,817.24	77,291.85	$118,109.09
Coupon	1,295.88	3,885.20	$5,181.08
Event Expenses	844.80	5,442.49	$6,287.29
Marketing Materials	5,657.14	7,123.28	$12,780.42
Online Ads	3,780.42	15,837.83	$19,618.25
Sales Broker Fee	32,525.12	14,200.00	$46,725.12
Sales Consulting	11,011.61		$11,011.61
Sales Data & Reporting Access		780.18	$780.18
Selling Costs	1,488.06		$1,488.06
Software Subscriptions	5,212.97	10,129.82	$15,342.79
Trade Shows	10,749.01	3,869.83	$14,618.84
Trade Spend	61,525.76	54,755.76	$116,281.52
Website, Domain & Hosting	2,653.50	2,333.49	$4,986.99
Total Advertising & Marketing	**198,955.59**	**198,736.60**	**$397,692.19**
Charitable Contributions	50.73		$50.73
General & Admin	40.00		$40.00
Auto Expenses	6,488.00	7,459.26	$13,947.26
Parking & Tolls	96.75	119.25	$216.00
Total Auto Expenses	**6,584.75**	**7,578.51**	**$14,163.26**
Bank Charges & Fees	529.33	224.62	$753.95
Amazon Fees	23,059.87		$23,059.87
Merchant Fees	7,163.40	1,715.70	$8,879.10
PayPal Fees	2,596.09	519.50	$3,115.59
QuickBooks Payments Fees	659.36	804.58	$1,463.94
Total Merchant Fees	**10,418.85**	**3,039.78**	**$13,458.63**
Total Bank Charges & Fees	**34,008.05**	**3,264.40**	**$37,272.45**
Certifications & Memberships	1,155.83	3,981.25	$5,137.08

Unaudited

Contractors	25,036.71	7,405.34	$32,442.05
Fulfillment & Warehouse Costs	75,430.25	19,321.90	$94,752.15
Insurance	4,029.70	6,188.00	$10,217.70
Interest Paid	9,134.25	5,606.92	$14,741.17
Legal & Professional Services	23,052.21	16,680.24	$39,732.45
Office Expense	255.48	1,355.65	$1,611.13
Postage & Delivery	32,415.15	49,658.46	$82,073.61
Rent & Lease	6,438.62	6,480.00	$12,918.62
Shipping & Warehouse Supplies	40,467.84	1,070.17	$41,538.01
Software Subscriptions	9,646.78	9,705.54	$19,352.32
Taxes & Licenses	10,670.95	1,122.35	$11,793.30
Travel & Entertainment	839.36	199.27	$1,038.63
Entertainment		285.04	$285.04
Meals	917.20	1,383.21	$2,300.41
Travel	2,845.75	3,979.98	$6,825.73
Total Travel & Entertainment	**4,602.31**	**5,847.50**	**$10,449.81**
Total General & Admin	**282,968.88**	**145,266.23**	**$428,235.11**
Job Supplies	3,966.29		$3,966.29
Payroll Expenses	225.00		$225.00
Officer Salary		24,296.74	$24,296.74
Payroll Tax Expenses	881.75	2,418.70	$3,300.45
Payroll Wage Expenses	7,500.00		$7,500.00
Total Payroll Expenses	**8,606.75**	**26,715.44**	**$35,322.19**
Research & Development		6,288.12	$6,288.12
Product Development		910.40	$910.40
Total Research & Development		**7,198.52**	**$7,198.52**
Total Expenses	**$494,548.24**	**$377,916.79**	**$872,465.03**
NET OPERATING INCOME	$ -93,226.36	$ -242,139.63	$ -335,365.99
Other Income			
Credit Card Rewards	204.22	1,293.22	$1,497.44
Grant & Prize Income	4,750.00		$4,750.00
Interest Income		20.92	$20.92
Total Other Income	**$4,954.22**	**$1,314.14**	**$6,268.36**
NET OTHER INCOME	$4,954.22	$1,314.14	$6,268.36
NET INCOME	$ -88,272.14	$ -240,825.49	$ -329,097.63

Upstander Eats, INC
Statement of Cash Flows

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-88,272.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-38,653.59
Finished Goods Inventory	58,453.67
Inventory in Progress	25,807.76
Inventory in Progress:Co-Packer	0.00
Accounts Payable (A/P)	-44,144.21
Amex Credit Card	-17,420.03
Citi Credit Card	-3,619.63
Ampla LOC	23,507.15
On-Deck Capital Line of Credit	-1,444.91
Unearned Revenue - Gift Cards	110.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,596.21
Net cash provided by operating activities	$ -85,675.93
INVESTING ACTIVITIES	
Fixed Asset - Equipment	0.00
Net cash provided by investing activities	$0.00
FINANCING ACTIVITIES	
Capital Investments	75,000.00
Owner's Investment	14,620.06
Owner's Pay & Personal Expenses	6,827.47
Retained Earnings	-6,827.47
Net cash provided by financing activities	$89,620.06
NET CASH INCREASE FOR PERIOD	$3,944.13
Cash at beginning of period	10,450.88
CASH AT END OF PERIOD	$14,395.01

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-240,825.49
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-5,003.38
Finished Goods Inventory	-20,966.26
Inventory in Progress	-42,184.66
Inventory in Progress:Freight In	-27,595.78
Accounts Payable (A/P)	-32,362.73
Amex Credit Card	-2,353.58
Citi Credit Card	-9,915.05
Ampla LOC	-23,507.15
On-Deck Capital Line of Credit	-13,165.93
Unearned Revenue - Gift Cards	220.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-176,834.52
Net cash provided by operating activities	$ -417,660.01
FINANCING ACTIVITIES	
Capital Investments	355,000.00
Owner's Investment	57,488.09
Owner's Pay & Personal Expenses	-2,309.48
Net cash provided by financing activities	$410,178.61
NET CASH INCREASE FOR PERIOD	$ -7,481.40
Cash at beginning of period	14,395.01
CASH AT END OF PERIOD	$6,913.61

Unaudited


Upstander Eats, INC
Statement of Changes in Equity


Statement of Changes in Equity	Year Ended Dec, 2023	Year Ended Dec, 2022
Opening Balance	$2,821.91	$1,473.99
Net profit/loss	-$240,825.49	-$88,272.14
Stock Issued	$0.00	$0.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	$172,175.03	$2,821.91


Upstander Eats, INC
Notes to the Financial Statements

Unaudited


1. ORGANIZATION AND PURPOSE

Upstander Eats, INC. (the "Company") is a corporation organized in May 2023 under the laws of Delaware. Pulp Pantry, LLC was formed in September 2015 and was converted into Upstander Eats Inc in May 2023. After that point, Upstander Eats was DBA Pulp Pantry, but they have now rebranded to Trashy and will be DBA as Trashy. The financials of predecessor Pulp Pantry, LLC are consolidated into Upstander Eats, Inc's in these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events